UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARKO Corp.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

041242 108

(CUSIP Number)

Morris Willner

1926 Coffee Pot Boulevard NE,

St. Petersburg, FL 33704,

(610) 506-7239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242 108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morris Willner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,426,311
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,426,311
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,426,311
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.62%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 041242 108	13D

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.0001 (the “Common Stock”), of ARKO Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8565 Magellan Parkway, Suite 400, Richmond, Virginia 23227-1150.

Item 2.	Identity and Background.

(a)    Name.

This Statement is filed by Morris Willner, who serves as a Director of the Issuer. Mr. Willner is referred to as the “Reporting Person.”

(b)    Residence of Business Address.

The address of the principal business and principal office of the Reporting Person is 1926 Coffee Pot Boulevard NE, St. Petersburg, FL 33704.

(c)    Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal occupation of the Reporting Person is serving as the owner and manager of Willner Realty & Development Co.

(d)    Criminal Convictions

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Civil Proceedings

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship

The Reporting Person is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person received his shares of Common Stock covered by this statement as consideration for the transactions contemplated by that certain Business Combination Agreement, dated September 8, 2020, as amended, by and among Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), the Issuer, Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd., a company organized under the laws of the State of Israel (“Arko”).

Item 4.	Purpose of Transaction.

Business Combination Agreement/Conversion of Arko Ordinary Shares

On December 22, 2020 (the “Closing Date”), the parties to the Business Combination Agreement consummated the transactions contemplated therein and other proposed transactions (together, the “Transactions”).

Each of the following transactions occurred in the following order: (i) the first merger (the “First Merger”), with Haymaker surviving the First Merger as a wholly-owned subsidiary of the Issuer (the “First Surviving Company”); (ii) immediately following the First Merger, the second merger (the “Second Merger”), with Arko surviving the Second Merger as a wholly-owned subsidiary of the Issuer (the “Second Surviving Company”). Following the transactions, the First Surviving Company and the Second Surviving Company are now wholly-owned subsidiaries of the Issuer. After completion of the Second Merger, the Issuer transferred all shares of capital stock of the Second Surviving Company to a wholly-owned subsidiary, Arko 21, LLC, as a capital contribution.

At the effective time of the Second Merger, each ordinary share, par value 0.01 New Israeli Shekel per share, of Arko (all such issued and outstanding shares prior to the consummation of the Transactions, including those issued in respect of Arko’s restricted stock units, are collectively referred to as the “Arko Ordinary Shares”) issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and each holder of Arko Ordinary Shares received the following consideration, at such holder’s election:

1. Option A (Stock Consideration): 0.0862 validly issued, fully paid and nonassessable shares of the Issuer’s Common Stock.

2. Option B (Mixed Consideration): (A) a cash amount equal to $0.0862 in consideration for each Arko Ordinary Share (the “Cash Option B Amount”) plus (B) 0.0761 of validly issued, fully paid and nonassessable shares of the Issuer’s Common Stock.

3. Option C (Mixed Consideration): (A) a cash amount equal to $0.1803 in consideration for each Arko Ordinary Share (the “Cash Option C Amount”) plus (B) 0.0650 of validly issued, fully paid and nonassessable shares of the Issuer’s Common Stock

The equity holders of Arko received an aggregate of 65,208,698 shares of the Issuer’s Common Stock and approximately $55.4 million in cash. In addition, each holder of Arko Ordinary Shares received a pro rata cash payment, in the form of additional merger consideration in an amount of $0.0706 per share.

Voting Letter Agreement

In connection with the transactions contemplated by the Business Combination Agreement, Arie Kotler, Morris Willner, and Vilna Holdings entered into a letter agreement (the “Voting Letter Agreement”) dated as of September 8, 2020. Pursuant to the Voting Letter Agreement, until the seventh anniversary of the Closing Date, each of Mr. Willner and Vilna Holdings (each, a “Willner Party”) will vote, or cause to be voted, all shares of the Issuer’s Common Stock owned beneficially or of record, whether directly or indirectly, by such Willner Party or any of its affiliates, or over which such Willner Party or any of its affiliates maintains or has voting control, directly or indirectly, at any annual or special meeting of stockholders of the Issuer, in favor of Arie Kotler if he is a nominee for election to the board of directors of the Issuer.

Registration Rights and Lock-Up Agreement

Upon the closing of the Transactions, the Issuer entered into the Registration Rights and Lock-Up Agreement with each of the persons listed on Schedule A attached thereto. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuers held by the Holders (as defined in the Registration Rights and Lock-Up Agreement). The Registration Rights and Lock-Up Agreement also provides for certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides that the Holders are subject to certain restrictions on transfer of the Issuer’s Common Stock for 180 days following the closing of the Transactions, subject to certain exceptions and waivers granted by the Issuer.

ARKO Corp. 2020 Incentive Compensation Plan

At the special meeting of Haymaker stockholders held on December 8, 2020, Haymaker stockholders considered and approved the ARKO Corp. 2020 Incentive Compensation Plan (the “2020 Plan”).

Under the 2020 Plan, the Compensation Committee of the Board of Directors of the Issuer (the “Compensation Committee”) is authorized to grant stock options, stock appreciation rights, restricted stock, stock units, other equity-based awards and cash incentive awards as described below. Awards may be subject to a combination of time and performance-based vesting conditions, as may be determined by the Compensation Committee. Except for certain limited situations (including death, disability, a change in control, grants to new hires to replace forfeited compensation, grants representing payment of achieved performance goals or that vest upon the satisfaction of performance goals or other incentive compensation, substitute awards, grants to non-employee directors or replacement of previously outstanding awards), all awards granted under the 2020 Plan are subject to a minimum vesting period of one year, referred to herein as the minimum vesting condition. The minimum vesting condition will not be required on awards covering, in the aggregate a number of shares not to exceed 5% of the maximum share pool limit. Options and stock appreciation rights cannot be repriced without shareholder approval.

The summaries of the Business Combination Agreement, Voting Letter Agreement, Registration Rights and Lock-Up Agreement and 2020 Plan in this Statement do not purport to be complete and are qualified in their entirety by the full text of the Business Combination Agreement, Voting Letter Agreement, Registration Rights and Lock-Up Agreement and 2020 Plan, copies of which are attached as Exhibits 1, 2, 3 and 4, respectively, and are incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

			Morris Willner
(a)	Amount Beneficially Owned:		14,426,311
(b)	Percent of Class:		11.62%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	14,426,311
	(ii)	Shared Voting Power:	0
	(iii)	Sole Dispositive Power:	14,426,311
	(iv)	Shared Dispositive Power:	0

The percentages in this paragraph relating to beneficial ownership of shares of Common Stock, based on 124,131,655 shares outstanding as of December 22, 2020.

(c) Except as described in this Statement, the Reporting Person has not effected any transactions in the shares of Common Stock in the 60 days prior to the date of this Statement.

(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Statement (including in Item 4 above), to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

1	Business Combination Agreement, dated as of September 8, 2020, by and among Haymaker, the Issuer, Merger Sub I, Merger Sub II and Arko (incorporated by reference to Annex A of the Issuer’s Registration Statement on Form S-4 (Reg. No. 333-248711), filed with the SEC on September 10, 2020).

2	Voting Letter Agreement, dated September 8, 2020, by and among Arie Kotler, Morris Willner, and Vilna Holdings (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by Haymaker on September 9, 2020).

3	Registration Rights and Lock-Up Agreement, dated as of December 22, 2020, by and among Issuer and each of the persons listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on December 31, 2020).

4	ARKO Corp. 2020 Incentive Compensation Plan (incorporated by reference to Annex G of the Issuer’s Registration Statement on Form S-4/A (Reg. No. 333-248711), filed with the SEC on November 6, 2020).

CUSIP No. 041242 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORRIS WILLNER

/s/ Morris Willner

01/04/2021 Date